JG



16021521

SEC Mail Processing Section
JUN 27 2016
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2015 (MM/DD/YY) AND ENDING APRIL 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centaurus Financial, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. KATELLA AVE., STE. 200
(No. and Street)

ANAHEIM (City) CA (State) 92806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEROME V. DUHOVIC, EVP/CAO 714-456-1790

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
(Name – *if individual, state last, first, middle name*)

4100 NEWPORT PLACE DRIVE, STE. 600 (Address) NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EP

OATH OR AFFIRMATION

I, JEROME V. DUHOVIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTAURUS FINANCIAL, INC., as of APRIL 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EVP/CAO

Title



Notary Public



RENEE R. WHITE
Commission # 2061537
Notary Public - California
Orange County
My Comm. Expires Mar 17, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENT

For The Year Ended April 30, 2016

Filed in accordance with Rule 17a-5(e)(3) Securities and Exchange Commission as a public document.

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2016

squarmilner

Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Centaurus Financial, Inc.

We have audited the accompanying statement of financial condition of Centaurus Financial (the "Company") as of April 30, 2016, and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2016, in conformity with accounting principles generally accepted in the United States.



Newport Beach, California
June 23, 2016

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com

Los Angeles | Newport Beach | San Diego | Encino | Cayman Islands

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2016

ASSETS		
Cash and cash equivalents	$	19,891,152
Commissions receivable		2,857,348
Receivables from broker-dealers and clearing organizations		867,110
Prepaid expenses and other assets		4,119,165
Due from affiliates		289,806
Investment securities, at fair value		843,089
Investment securities, held-to-maturity		379,047
Property and equipment - net		1,615,015
Prepaid income taxes		675,830
Deferred tax asset		1,370,000
Deposits with clearing organizations		100,000
TOTAL ASSETS	$	33,007,562
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	5,630,039
Accounts payable and other liabilities		8,012,882
Deferred revenue		1,845,185
Deferred tax liability		118,000
Note payable - bank		570,352
TOTAL LIABILITIES		16,176,458
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
STOCKHOLDERS' EQUITY		
Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding		544,861
Notes receivable from related party		(4,786,237)
Retained earnings		21,072,480
TOTAL STOCKHOLDERS' EQUITY		16,831,104
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	33,007,562

The accompanying notes are an integral part of the financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Centaurus Financial, Inc. (the "Company") is a national broker/dealer licensed to offer securities, investment advisory services and insurance products. The Company is a Registered Investment Advisor with the U.S. Securities and Exchange Commission (the "SEC") and a member of both the Financial Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Founded in 1992, the Company was formed with a focus to provide service, support, technology, and education to independent financial advisers in the securities industry. While the industry as a whole and the Company itself have evolved since the Company's inception, the focus of the Company remains the same as of the date of these financial statements.

The Company is a leading independent broker/dealer providing a platform for over 600 financial advisors and 350 branch offices across the United States of America. The Company is headquartered in Anaheim, California. The Company is a subsidiary of Federation of Financial Services, Inc. ("FFS"), a holding company. FFS owns 83.75% of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation – The Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts at times may exceed federally insured limits (See Note 10).

Recognition of revenues – Revenues are recognized in the periods in which the related services are performed and when collectability is reasonably assured. Payments received by the Company in advance of performance of service are deferred and classified as deferred revenue in the statement of financial condition and are recognized as revenue when earned. The main categories of revenue for the Company are commissions, advisory fees and marketing fees, as follows:

> *Commission revenue* – Commission revenue represents gross commissions generated by the Company's independent representatives for their clients' purchases and sales of securities, and various other products such as variable annuities, alternative investments, equity indexed annuities, mutual funds and other investment companies, and insurance. A substantial portion of

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recognition of revenues (Continued) -

the Company's commission revenue is ultimately paid to the Company's independent representatives. The Company records an estimate for commission payable based upon commission rates for representatives for which the Company has accrued commission revenue. Such amounts are recorded as commission expense.

Advisory fees – The Company's managed account advisory fees are based on the amount of assets managed per agreement negotiated between the independent advisor and their clients. These revenues are recorded quarterly. Payments received by the Company in advance of the performance of service are deferred and recognized as revenue when earned. A substantial portion of the Company's advisory fees are paid to the related advisor and are recorded as commission expense.

Marketing fees – Revenue from marketing associated with product sales is recognized once determined.

Other income – Other income primarily consists of administrative fees rendered to the Company's independent representatives with respect to annual licensing renewals with the FINRA, and errors and omission insurance.

Fair value of financial instruments – The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from broker-dealers and clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand. Amounts shown for debt approximate fair value as applicable interest rates are at current market rates.

Prepaid expenses and other assets – The Company's prepaid expenses and other assets include expenses that are prepaid and notes receivable from financial advisors. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based ether on the advisors' credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over the terms of the loan provided the advisor remains licensed through the Company.

Investment securities – Marketable equity securities and debt securities are classified as trading, held-to-maturity, or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and evaluates such designation at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial position. Securities that are bought principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Investments not classified as either held-to-maturity or trading are classified as

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities (Continued) – available-for-sale and reported at fair value, with changes in earnings reported in stockholders' equity. As of April 30, 2016, the Company had $843,089 of investments classified as trading and reported at fair value (See Note 3). As of April 30, 2016, the Company had $379,047 of investments classified as held-to-maturity and are reported at amortized cost (See Note 3). As of April 30, 2016, the Company had no investment securities classified as available-for-sale.

Property and equipment – Property and equipment is recorded at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Buildings and related improvements are depreciated over a period of 15 to 39 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Land is not depreciated. Routine repairs and maintenance costs are expensed as incurred. Management reviews property and equipment for impairment whenever events or circumstances indicate the carrying amount of the assets may not be recoverable. No impairment existed for the year ended April 30, 2016.

Income taxes – The Company files its income taxes as part of the consolidated income tax return of its parent. In preparing the financial statements, the Company estimates income tax based upon if the Company filed on a separate return basis. The Company must assess the likelihood that the deferred tax asset will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax asset will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in estimates of these taxes may occur periodically due to changes in tax rates, changes in business operations, implementation of tax planning strategies, newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of operations, financial condition or cash flows in the period or periods in which they occur.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, there are no uncertain tax positions at April 30, 2016 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended April 30, 2016.

The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2011.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting policies – In May 2015, FASB issued new accounting guidance FASB ASU 2015-07 on disclosures for investments that are calculated using the net asset value ("NAV") per share. The standard is effective for the Company's fiscal year beginning after December 15, 2015. Early adoption is permitted provided that the Company applies the new guidance on a retrospective basis. The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance was early adopted during the year ended April 30, 2016 and the required disclosures have been made to the Company's financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by active market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the methodologies, and similar techniques that use significant unobservable inputs.

NAV - Investments in other funds are valued at the latest available reported NAV of respective fund received from the fund's administrator pursuant to FASB ASU 2015-07. In some cases, these may be unaudited NAVs.

The Company's policy is to recognize transfers in and transfers out of the three levels of input as of the date of the event or change in circumstances that caused the transfers. The Company had no transfers between the three levels during the year ended April 30, 2016.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

CENTAURUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended April 30, 2016

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy Classification			
	Level 1	Level 2	Level 3	NAV
Publicly traded companies	$ 37,685	$ -	$ -	$ -
Real estate investment trusts (REITS)	-	-	-	407,664
Limited partnerships	-	-	-	282,430
Asset-backed securities	-	10,810	104,500	-
	$ 37,685	$ 10,810	$ 104,500	$ 690,094

Level 3 Investments	
Balance, beginning of year	$ 54,500
Purchases	50,000
Balance, end of year	$ 104,500

The following methods and assumptions were used to estimate the fair value for each class of financial investments measured at fair value:

REITS and Limited Partnerships – REITS and limited partnerships are classified as Level 3 and are offered on the secondary market and are publicly registered, non-traded investment funds, where their value is based upon the most recent net asset value ("NAV") per their public filing with the SEC.

Asset Backed Securities - The investment classified as Level 2 was valued on a secondary market auction site. The three asset backed security investments classified as Level 3 are valued based on a discounted cash flow valuation model. The significant unobservable inputs for determining the estimated fair value of the three asset backed securities include a loss rate which ranges from 0% - 97% with a weighted average loss rate of approximately 5%.

The Company is required to measure certain assets and liabilities at estimated fair value from time to time. These fair value measurements typically result from the application of specific accounting pronouncements under GAAP. The fair value measurements are considered nonrecurring fair value measurements.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The Company reports held-to-maturity investments at amortized cost. The Company has a certificate of deposit with an original maturity date of three years that secures a note payable with that bank. This investment is not available for use in the current operations of the Company, until the maturity of the note on August 15, 2018 and therefore is considered restricted. The table below shows the amortized cost, unrealized loss position and fair value of this investment as of April 30, 2016:

	Nonrecurring Fair Value Measurement		
	Amortized Cost	Unrealized Loss	Fair Value
Certificate of deposit	$ 379,047	$ (230)	$ 378,817

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and as of April 30, 2016 consists of the following:

Land	$ 525,872
Building and improvements	979,404
Office furniture and fixtures	539,478
Office computers and equipment	307,740
Leasehold improvements	14,594
Autos	153,671
	2,520,759
Less accumulated depreciation	(905,744)
Property and equipment - net	$ 1,615,015

Depreciation and amortization expense was $100,915 for the year ended April 30, 2016.

NOTE 5 - NOTE PAYABLE TO BANK

The Company obtained financing in connection with the purchase of a corporate office facility. The original terms of the note called for a payoff date of August 15, 2015. On August 3, 2015, the Company entered into an agreement with the bank to extend the note. The terms of the extension calls for 36 payments of $2,786, at an interest rate of $3.5% per annum, and one final payment of $540,543 due August 15, 2018. As of April 30, 2016, the outstanding principal balance was $570,352. Interest expense in the amount of $18,986 was paid in connection with this loan during the year ended April 30, 2016.

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of April 30, 2016, the Company had net capital of $8,238,402, which was $7,159,971 in excess of its required net capital of $1,078,431.

NOTE 7 - RELATED PARTIES

Commonality of ownership – Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could differ from what would have been obtained if such entities were autonomous.

Administrative services agreement – The Company entered into an administrative services agreement with a related party to provide the Company with educational, staff support, and other administrative services. The terms of this agreement call for a monthly service fee of $185,000 until January 2016 and $200,000 for February 2016 forward. Changes are made based on a management analysis of actual costs. For the year ended April 30, 2016, $2,265,000 has been recorded as an expense in connection with this agreement and is included within operating expenses in the statement of operations. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

Marketing services – The Company received marketing services from an affiliate such as support for seminars and conventions, and state registration and licensing services to the Company. For the year ended April 30, 2016, the Company paid $2,010,777 to such affiliate for these services performed, which is included as an expense within operating expenses in the statement of operations.

Notes receivable – As of April 30, 2016, the Company had notes receivable from FFS in the amount of $4,786,237. This amount is classified as contra-equity in the statement of financial condition. These notes accrue interest at 3% per annum and mature in June and December 2021. The Company entered into these separate note transactions with FFS contemporaneously with FFS making payments to an unrelated third party ("FFS Lender") to which FFS has a note payable (the "FFS Note"). With respect to the FFS Note, the Company loaned FFS $946,866 during the year ended April 30, 2016. The FFS Note to the FFS lender has an outstanding balance of $3,027,148 as of April 30, 2016. The FFS Note may be prepaid at any time in whole or in part without penalty. Additionally, it is the expressed intent of the two FFS shareholders to retire the FFS Note, prior to its maturity and repay the Company's notes receivable. The FFS Note requires the Company to make scheduled payments to the FFS Lender in the event of an FFS default. In addition, in accordance with the terms of the FFS Note the Company is required to be in compliance with certain loan covenants and is not permitted to make certain dividends and bonus payments without the approval of the FFS Lender during the term of the FFS Note. As of April 30, 2016, management believes that the Company is in compliance with all covenants related to the FFS Note.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases - The Company records rent expense related to its non-cancellable operating leases on a straight-line basis over the term of the lease. The cumulative difference between the rent expense as recognized by the Company and actual rental payments to date is reflected as deferred rent included within accounts payable and other liabilities in the statement of financial condition. In August 2015, the Company modified its current lease by adding additional office space to its current location and extending the lease to calendar 2021. Rent expense was $556,252 for the year ended April 30, 2016.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating leases (Continued) – Additionally, in December 2015, the Company added a lease for an additional operating facility. The following is a schedule of minimum lease payments as of April 30, 2016 for the remaining years of the lease term:

2017	$	472,734
2018		486,914
2019		494,353
2020		487,665
2021		502,295
Thereafter		343,219
	$	2,787,180

Litigation and claims - In the ordinary course of business, the Company is routinely a defendant in or party to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to the retention amount which ranges from $50,000 to $250,000, in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $75,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's general counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the statement of operations.

As of April 30, 2016, the Company had accrued $2,849,362 relating to the Company's defense in various legal matters. It is possible that some of the matters could require the Company to pay damages or make other payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of April 30, 2016.

NOTE 9 - PROVISION FOR INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state taxes are calculated as if the Company filed separate income tax returns. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible the assets and liabilities are recovered or settled. As of April 30, 2016, the deferred tax asset was $1,370,000 and the deferred tax liability was $118,000.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations for the year ended April 30, 2016 is as follows:

	Current	Deferred	Total
Federal	$ 1,987,155	$ (87,000)	$ 1,900,155
State	586,234	(20,000)	566,234
	$ 2,573,389	$ (107,000)	$ 2,466,389

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Components of the Company's deferred tax assets and liabilities as of April 30, 2016 are as follows:

Deferred tax assets:	
Legal reserve	$ 1,133,000
State taxes	237,000
Total	$ 1,370,000
Deferred tax liability:	
Depreciation on property and equipment	$ 118,000

NOTE 10 - CONCENTRATIONS OF CASH

At April 30, 2016, the carrying amount of the Company's cash and cash equivalents, held at three banking institutions, was $19,891,152. Each institution insures amounts of $250,000 provided by the Federal Deposit Insurance Corporation.

NOTE 11 - RETIREMENT PLANS

The Company has a defined contribution 401(k) plan (the "Plan") covering all of its eligible employees. The Plan is subject to limitations set forth by the Internal Revenue Code. Eligible employees can contribute up to 20% of their gross compensation, subject to annual limitations. During the year ended April 30, 2016, the Company made matching contributions of $93,913.

NOTE 12 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, forward mortgage-backed trade, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and to-be-announced securities ("TBAs") and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2016, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 23, 2016, the date at which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.